Filed by CBS Corporation
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: CBS Corporation
Commission File No.: 001-09553
Date: October 11, 2017

On October 10, 2017, CBS Corporation (“CBS”) and Entercom Communications Corp. (“Entercom”) filed with the U.S. Federal Communications Commission (the “FCC”) amendments to their pending applications seeking the FCC’s approval of the Merger (the “FCC Application Amendments”), which became publicly available on October 11, 2017. The FCC Application Amendments contain, among other things, a proposal to divest nineteen radio stations identified below in order to comply with the FCC’s local radio ownership rule and/or to obtain clearance for the Merger from the Antitrust Division of the Department of Justice. The radio stations identified in the FCC Application Amendments and the markets in which they operate are set forth below:

Station	Market
WBZ(AM)	Boston
WZLX(FM)	Boston
WBZ-FM	Boston
WKAF(FM)	Boston
WRKO(AM)	Boston
KSWD(FM)	Los Angeles
KHTK(AM)	Sacramento
KNCI(FM)	Sacramento
KYMX(FM)	Sacramento
KZZO(FM)	Sacramento
KSOQ-FM	San Diego
KMVQ-FM	San Francisco
KBLX-FM	San Francisco
KOIT(FM)	San Francisco
KUFX(FM)	San Francisco
KFNQ(AM)	Seattle-Tacoma
KJAQ(FM)	Seattle-Tacoma
KZOK-FM	Seattle-Tacoma
WGGI(FM)	Wilkes Barre-Scranton

Forward-Looking Statements

This filing contains certain statements about Entercom, CBS and CBS Radio that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These matters involve risks and uncertainties as discussed in Entercom’s and CBS’s respective periodic reports on Form 10-K and Form 10-Q and current reports on Form 8-K, filed from time to time with the SEC. The forward-looking statements contained in this press release may include statements about the expected effects on Entercom, CBS and CBS Radio of the proposed separation of CBS’s radio business and merger of CBS Radio with an Entercom subsidiary (collectively, the “Transaction”); the anticipated timing and benefits of the Transaction and Entercom’s, CBS’s, and CBS Radio’s anticipated financial results; and also include all other statements in this press release that are not historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases, or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Entercom, CBS and CBS Radio (as the case may be) and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Entercom’s and CBS’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; the ability to obtain or consummate financing or refinancing related to the Transaction upon acceptable terms or at all; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, and future prospects; business and management strategies and the expansion and growth of Entercom’s operations; price or trading volume of Entercom’s common stock; failure to pay dividends to holders of Entercom’s common stock; impairment charges for FCC licenses and goodwill; Entercom’s ability to integrate CBS’s radio business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm Entercom’s or CBS’s businesses. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Entercom nor CBS undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information and Where to Find It

This document does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Entercom, CBS or CBS Radio. In connection with the Transaction, Entercom will file with the SEC a registration statement on Form S-4 that will include a proxy statement and prospectus of Entercom relating to the Transaction; CBS will file with the SEC a Schedule TO with respect to the proposed exchange offer; and CBS Radio will file with the SEC a registration statement on Form S-1, Form S-4 and/or Form 10 that will include a prospectus of CBS Radio relating to the proposed exchange offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of these materials (when they become available) may be obtained free of charge from Entercom by accessing Entercom’s website at www.entercom.com and/or from CBS by accessing CBS’s website at www.cbscorporation.com. Shareholders may also read and copy any reports, statements and other information filed by Entercom or CBS with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Entercom, CBS and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Entercom’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 28, 2017, and in its definitive proxy statement filed with the SEC on March 17, 2017, in connection with its 2017 annual meeting of stockholders. Information regarding CBS’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 17, 2017, and in its definitive proxy statement filed with the SEC on April 7, 2017, in connection with its 2017 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.